[Correspondence to the SEC]

BLUEGATE CORPORATION

SEC comment 1 – Selling Security Holders, page 8

We note your response to comment five in our letter dated May 12, 2008. We further note your revised disclosure states that broker-dealers or affiliates of broker-dealers that are selling shareholders either (1) acquired the securities in the ordinary course of business or (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understanding directly or indirectly, with any person, to distribute the securities (emphasis added). However, you are required to identify broker-dealers as underwriters if the shares being registered were not issued as underwriting compensation. Please either confirm to us that the shares were issued to the broker-dealers as underwriting compensation or identify them as underwriters. With regard to affiliates of broker-dealers, your revised disclosure is structured as an “either/or” representation, as emphasized above, however, we require affiliates to represent that (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities (emphasis added). Please revise accordingly. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Bluegate response to comment 1 –

We revised the schedule of selling stockholders, footnotes 1 and 27 and added footnotes 28 and 29 as follows:

(1) To the best of our knowledge, no Selling Stockholder has a short position in our common stock. To the best of our knowledge, no Selling Stockholder that is a beneficial owner of any of these shares is a broker-dealer or an affiliate of a broker-dealer, except for Westminster Securities Corporation, John O'Shea, Richard Louise, Joe Wolfe, Jon Dangar, Scott Bowman, Paul Alar, Andy Martin, Teton Investment Partners LLC, Adam Cabibi, Bryan Emerson and MidSouth Capital Inc. See footnotes # 27, 28 and 29. Except as set forth below, no Selling Stockholder has held any position or office, or has had any material relationship with us or any of our affiliates within the past three years. Includes the heirs, successors and assigns of the Selling Stockholders. Upon notification to us from a Selling Stockholder that there is an heir, successor or assign, we will file a prospectus supplement to provide information about such heir, successor or assign.

(27) These broker-dealers are selling shareholders who received these securities as underwriting compensation.

(28) These selling shareholders are affiliates of broker-dealers. These persons represent that (1) they purchased these securities in the ordinary course of business; and (2) at the time of purchase of the securities we are registering for resale, the seller had no agreements or understanding, directly or indirectly, with any person, to distribute the securities.

(29) These affiliates of broker-dealers received the securities as underwriters.